SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                 ASPENBIO, INC.
                                 --------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                    045346 10
                                    ---------
                                 (CUSIP Number)


                                  Howard Lieber
                                26995 Mesa Drive
                            Evergreen, Colorado 80439
                                 (720) 217-2651
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045346 10 3
          -----------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Howard Lieber

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

(3)  SEC Use Only ___________________________________________________________

(4)  Source of Funds (See Instructions) PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

          USA

Number of Shares      (7)  Sole Voting Power:                   1,333,333*
Beneficially Owned
by Each Reporting     (8)  Shared Voting Power:                       -0-
Person with:
                      (9)  Sole Dispositive Power:              1,333,333*

                      (10) Shared Dispositive Power:                  -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ---

(13) Percent of Class Represented by Amount in Row (11):  12.5%*

(14) Type of Reporting Person (See Instructions): IN

          *The Reporting Person owns no shares. The Reporting Person received a Warrant to purchase up to 1,333,333 shares of the Issuer's Common Stock. The Issuer is engaged in a private placement of its Common Stock for aggregate consideration of $3,000,000 (the "Offering"). The Warrant shall be exercisable upon the closing of the Offering, except that 500,000 shares of Common Stock may not be acquired unless and until the Issuer's shareholders have approved an amendment to the Issuer's Articles of Incorporation increasing the Issuer's authorized shares of Common Stock. The Warrant has been issued to the Reporting Person in connection with a Finder's Fee Agreement between the Reporting Person and the Issuer pursuant to which the Reporting Person will be compensated in connection with the introduction of investors in the Offering. In the event such introductions do not result in gross proceeds of $3,000,000, then the number of shares of Common Stock which may be acquired by exercise of the Warrant will be proportionately reduced.

Item 1. Security and Issuer.

     (a)  Name and address of principal executive offices of Issuer:

               AspenBio, Inc.
               1585 S. Perry Street, Castle Rock, CO 80104

     (b)  Title and class of equity securities:

               Common Stock, no par value (the "Common Stock")

Item 2. Identity and Background.

     (a)  Name of person filing:

               Howard Lieber

     (b)  Residence or Business Address:

               26995 Mesa Dr.
               Evergreen, CO  80439

     (c)  Principal occupation:

               Investor.

     (d)  Criminal proceedings:

               During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

               During the last five years, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

               USA

Item 3. Source and Amount of Funds or Other Consideration.

               As stated above, the Reporting Person owns no shares. The Reporting Person paid no consideration for his Warrant.

Item 4. Purpose of the Transaction.

               The Reporting Person has no plans or proposals which would result in any of the items enumerated in Item 4(a)-(j).

Item 5. Interests in Securities of the Issuer.

     (a)  Number of shares beneficially owned:

               *The Reporting Person owns no shares. The Reporting Person received a Warrant to purchase up to 1,333,333 shares of the Issuer's Common Stock. The Issuer is engaged in a private placement of its Common Stock for aggregate consideration of $3,000,000 (the "Offering"). The Warrant shall be exercisable upon the closing of the Offering, except that 500,000 shares of Common Stock may not be acquired unless and until the Issuer's shareholders have approved an amendment to the Issuer's Articles of Incorporation increasing the Issuer's authorized shares of Common Stock. The Warrant has been issued to the Reporting Person in connection with a Finder's Fee Agreement between the Reporting Person and the Issuer pursuant to which the Reporting Person will be compensated in connection with the introduction of investors in the Offering. In the event such introductions do not result in gross proceeds of $3,000,000, then the number of shares of Common Stock which may be acquired by exercise of the Warrant will be proportionately reduced.

               Percent of class:

               12.5% The Issuer has 9,300,000 shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003. Accordingly, if the Reporting Person exercised the Warrant in full, he would own 1,333,333 shares and the Issuer would have outstanding 10,633,333 shares.

     (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

               1,333,333 shares of Common Stock

     (c)  Recent transactions:

               See Item 5(a) above.

     (d)  Rights with respect to dividends or sales proceeds:

               Not applicable.

     (e)  Date of cessation of five percent beneficial ownership:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               See Item 5 (a) above.

Item 7. Material to be Filed as Exhibits.

               Exhibit 1. Warrant dated June 17, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  June 27, 2003                                 /s/ Howard Lieber
                                                     ---------------------------
                                                     Howard Lieber